Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 1, 2010, relating to the consolidated financial statements and consolidated financial statement schedule of Wausau Paper Corporation and the effectiveness of Wausau Paper Corporation’s internal controls over financial reporting (which report on the Company’s consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to Wausau Paper Corporation’s adoption of the measurement date provision of the accounting guidance for pension and postretirement benefits on January 1, 2008) appearing in the  Annual Report on Form 10-K of Wausau Paper Corporation for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin

December 17, 2010